April 2010: First Quarter Review

Stocks Extend Gains in Q1

U.S. stocks extended their gains in the first quarter of 2010 as the S&P 500 rose 4.9%. Small-cap value was the winning segment, with a return of 9.6% for the first three months of the year. Other top performing segments were mid-cap value, up 9.0%, and small-cap blend, up 8.5%. Foreign funds, last year's big winners, lost their lead over U.S.
stocks, trailing with a 2.3% gain according to Lipper Inc. The worst performing regions were Europe, down 0.4%, and China, off 0.2%. Our
Fund performance was helped by our exposure to the consumer discretionary, healthcare and industrial sectors, but our overweight in technology stocks and our orientation more to the large-cap segment caused us to underperform our benchmark during the March market run up.

Economic  Recovery  Continues

The U.S. economy will continue to recover in 2010 and further improvements in GDP growth will support higher stock prices in the near term. The recovery has been led by higher corporate profits, as recovering revenues are expected to produce 2010 corporate earnings growth of close to 30%, aided by the cost-cutting of 2008 and 2009. Higher profits are already showing signs of boosting capital spending and should soon have a slightly positive impact on stubbornly high unemployment. The lack of further layoff announcements and the improvement in corporate earnings growth seems to be having a positive impact on consumer spending, which rose for the fifth straight month in March and is 2.2% higher compared to last year. GDP growth in the important emerging market economies of China, Brazil and India continue at a fast pace, which benefits all the U.S.
companies  selling  into  those  markets,  further reinforcing our own recovery.

Longer Term Headwinds Remain

We have expected the economy to recover at a slower pace than it contracted during the recession, which has turned out to be accurate. But, as heartened as we are by the continued recovery, we also recognize that 2011 brings some new challenges. First, tax rates will be moving higher, negatively impacting the all-important provider of most U.S. jobs - small business.
Second, despite the higher tax rates, our federal deficit will continue to grow at a rapid rate. Already, expanding federal deficits are putting upward pressure on interest rates, as the U.S. needs to refinance
44% of its outstanding debt over the next 12 months. Third, while the housing market has stabilized, over 15% of the mortgages are delinquent or defaulted. An increase in the foreclosure rate may mean that consumers have less excess cash to spend.

In recognition of these longer term headwinds, as the stock market continues its recovery in the second quarter, it would make sense to raise some cash by selling stocks that are extended in price. The second half of 2010 will likely see some sort of correction that will make for more attractive prices later in the year.


MARKET  SECTOR  PRICE  CHANGES



                           % 3 Months        %YTD
S&P 500 Index                    4.9%        4.9%
Russell Large Index              5.2%        5.2%
Russell Mid Index                8.2%        8.2%
Russell Small Index              8.5%        8.5%
Russell 3000 Index               5.5%        5.5%




Last  3  Months  and  YEAR-TO-DATE



VALUE     BLEND     GROWTH
 6.2%      5.2%       4.2%          LARGE
 6.2%      5.2%       4.2%
 9.0%      8.2%       7.4%          MEDIUM
 9.0%      8.2%       7.4%
 9.6%      8.5%       7.4%          SMALL
 9.6%      8.5%       7.4%




ECONOMIC  SECTOR  ALLOCATION



Sector                    Fund      S&P 500
Consumer Discretion         9%           9%
Consumer Staple             5%          11%
Energy                      9%          12%

Financial                  12%          15%
Health Care                14%          13%
Industrials                 8%          10%

Information Tech           25%          19%
Materials                   5%           4%
Telecommunications          0%           3%

Utilities                   0%           4%
Sector-Specific ETFs        4%          N/A
Cash                        7%          N/A
Other                       2%          N/A



STOCK  SECTOR  ALLOCATION



VALUE     BLEND     GROWTH
 13%       23%        32%        LARGE

  3%        4%        18%        MEDIUM

  0%        2%         5%        SMALL



Stock allocation by size and price-Growth stocks are higher priced stocks, meaning they have above-average P/E ratios, while value stocks, with their below-average P/E ratios, are lower priced stocks.


TOP  FIVE  NEW  STOCK  HOLDINGS
           ---



                      % of Fund
Sirona Dental Systems Inc  1.6%
Bucyrus International Inc  1.5%
Prudential Financial Inc   1.4%
Deere & Co                 1.4%
Veeco Instruments Inc      1.3%



TOP  FIVE  STOCK  HOLDINGS



                           % of Fund
Apple Inc                       3.0%
JP Morgan Chase & Co Inc        2.4%
Priceline.com Inc               2.2%
Hewlett Packard Co              2.2%
F5 Networks Inc                 2.2%



Investment objectives, risks, expenses, and other information about the Fund are contained in the prospectus. You may obtain a copy by calling 888.223.0600.
Please  review  it  carefully  before  investing.